Exhibit 99.1

Cemex to divest its operations in the Dominican Republic

Monterrey, Mexico. August 5, 2024 – Cemex announced today that an agreement has been signed for the sale of its operations in the Dominican Republic, for a total consideration of approximately US$950 million. The transaction includes export businesses to Haiti.

The agreement has been signed between a Spanish subsidiary of Cemex, as seller, and Cementos Progreso Holdings, S.L., through a subsidiary, and its strategic partners, as buyers.

The divested assets mainly consist of one cement plant in the Dominican Republic consisting of two integrated production lines and related cement, concrete, aggregates and marine terminal assets. The Dominican Republic operation is one of the leading cement players in the Caribbean region.

“This transaction advances us significantly in our portfolio rebalancing strategy which is focused on reducing our exposure in Emerging Markets and redeploying capital into growth investments in priority markets, primarily the U.S.” said Fernando A. Gonzalez, CEO of Cemex.

The divestment is subject to satisfaction of closing conditions. Cemex currently expects to finalize this transaction during the fourth quarter of 2024.

Proceeds from this divestment are expected to be used to fund the company’s bolt-on investment growth strategy in its key markets, particularly the U.S., and other corporate purposes.

J.P. Morgan and Lazard are serving as financial advisors to Cemex.

About Cemex

Cemex is a global construction materials company that is building a better future through sustainable products and solutions. Cemex is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. Cemex is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the help of new technologies. Cemex offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience enabled by digital technologies. For more information, please visit: www.cemex.com

About Cementos Progreso Holdings, S.L.

Cementos Progreso Holdings, S.L. is the leading regional cement, concrete and building materials company for the construction industry across seven countries in Latin America. Since it was established in 1899, Cementos Progreso Holdings, S.L. has been characterized for operating under strict legal compliance and ethical values instituted by its founder Carlos F. Novella. For more information, please visit: www.progreso.com

Contact information

Analyst and Investor Relations - New York

Blake Haider

+1 (212) 317-6011

ir@cemex.com

Analyst and Investor Relations - Monterrey

Fabián Orta

+52 (81) 8888-4327

ir@cemex.com

Media Relations

Jorge Pérez

+52 (81) 8259-6666

jorgeluis.perez@cemex.com

###

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Cemex, S.A.B. de C.V. (“Cemex”, “we”, “our”, “us”, “our company”) intends these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. In some cases, these statements can be identified by the use of forward-looking words such as “will,” “may,” “assume,” “might,” “should,” “could,” “continue,” ‘would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” ‘target,” “strategy,” “intend,” “aimed” or other forward-looking words. These forward-looking statements reflect, as of the date such forward-looking statements are made, unless otherwise indicated, Cemex’s expectations and projections about future events based on Cemex’s knowledge of present facts and circumstances, and assumptions about future events. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to Cemex’s plans, objectives, and expectations (financial or otherwise). Although Cemex believes that its expectations are reasonable, it can give no assurance that these expectations will prove to be correct, and actual results may vary materially from historical results or results anticipated by forward-looking statements due to various factors. Some of the risks, uncertainties, assumptions and other important factors that could cause results to differ, or that otherwise could have an impact on us or our consolidated entities include those discussed in Cemex’s most recent annual report and those detailed from time to time in Cemex’s other filings with the Securities and Exchange Commission and the Mexican Stock Exchange (Bolsa Mexicana de Valores), which factors are incorporated herein by reference. Many factors could cause Cemex’s expectations and/or expected results expressed in this press release not being reached and/or not producing the expected benefits and/or results, including the divestiture of these assets not closing on the expected dates or at all. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from historical results, performance, or achievements and/or results, performance or achievements expressly or implicitly anticipated by the forward-looking statements, or otherwise could have an impact on us or our consolidated entities. Forward-looking statements should not be considered guarantees of future performance, nor the results or developments are indicative of results or developments in subsequent periods. Actual results of Cemex’s operations and the development of market conditions in which Cemex operates, or other circumstances or assumptions suggested by such statements may differ materially from those described in, or suggested by, the forward-looking statements contained herein. Any or all of Cemex’s forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates in which they are made. You should read this press release and carefully consider the risks, uncertainties, and other factors that may affect our business and operations. The information contained in this press release speaks only as of the date of this press release and is subject to change without notice, and except to the extent legally required, we expressly disclaim any obligation or undertaking to update or revise any forward-looking statements in this press release, whether to reflect any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. You should review future reports we file with the U.S. Securities and Exchange Commission (the “SEC”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores). This press release does not constitute or form part of an offer to sell or solicitation of an offer to purchase or subscribe for securities in the United States or in any other jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (as amended, the “Securities Act”), and may not be offered or sold in the United States or in any other jurisdiction absent registration or an applicable exemption from the registration requirements of the Securities Act or from the registration requirements in any such other jurisdiction. Cemex is not responsible for any third-party information referenced or that can be accessed through this press release.

2